Exhibit 99.2

IN THE HIGH COURT REPUBLIC OF THE MARSHALL ISLANDS

FRONTLINE, LTD.
Civil Action No. 2017-092
Plaintiff,
vs.	STIPULATION OF VOLUNTARY DISMISSAL

DHT HOLDINGS, INC., BW GROUP
LIMITED, ROBERT N. COWEN, ERIK A.
LIND, JOSEPH H. PYNE, and EINAR
MICHAEL STEIMLER,

Defendants.

STIPULATION OF VOLUNTARY DISMISSAL

IT IS HEREBY STIPULATED AND AGREED by and among the parties and/or their respective counsel(s) that the above-captioned action is voluntarily dismissed, with prejudice, pursuant to M.RC.P. 41(a)(l)(A)(ii), with each party bearing its own attorneys' fees and costs,

Dated: Majuro, Marshall Islands
June 16, 2017

STIPULATED AND AGREED TO BY:

REEDER & SIMPSON	THE McCAFFREY FIRM, LTD.

/s/ Dennis Reeder	/s/ James McCaffrey
Dennis Reeder	James McCaffrey, M.I. Adm. #103
P.O. Box 601	RRE (BoMI) Bldg., 2nd Flr.
Majuro, MH 96960	P.O. Box 509
Tel: (011)692-625-3602	Majuro, MH 96960
Dreeder.rmi@gmail.com	Tel: +692-625-6000
james@McCaffreyFirm.com
CRAVATH, SWAINE & MOORE LLP
Kevin J. Orsini (admitted pro hac vice)	QUINN EMANUEL URQUHART & SULLIVAN, LLP
825 Eight Avenue	Jordan A. Goldstein (admitted pro hac vice)
New York, NY 10019	51 Madison Avenue, 22nd Floor
Tel:+ l (212) 474-1000	New York, NY 10010
korsini@cravath. com	Tel: (212) 849-7000
Jordangoldstein@quinnemanuel.com
Attorneys for DHT Defendants
Shon Morgan (admitted pro hac vice)